FORM 4 Not Subject To Section 1 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person * Sireta, Patrick (Last) (First) (Middle) 405 SW Columbia St (Street) Bend, OR 97702 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Advanced Power Technology, Inc. APTI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Year) July 2002 5. If Amendment, Date of Original (Month/Year) /

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

    ☒    Director       ☒    10% Owner
   ☒    Officer            Other

Officer/Other
Description           President & CEO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

☒  Form filed by One Reporting Person
☐  Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount | (A) or (D) | Price			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock						2,130,000(1)	I	LLC
Common Stock						40,000(2)	I	LLC
Common Stock	7/23/02	G(3)	20,000	D	na	198,531	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	4. Trans action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exerciseable (DE) and Expiration Date (ED) (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Own- ership Form of Deri- vative Security: Direct (D) or Indi- rect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)		Title	Amount or Number of Shares

Explanation of Responses:
(1) Represents shares of stock owned indirectly thourgh Tremoliere LLC.

(2) Represents shares of stock owned indirectly through Sireta LLC.

(3) Represents shares of stock gifted to charity from Mr. Sireta’s direct holdings.

/s/ PATRICK SIRETA	8/6/02
**Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a.).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

To view the actual filing form and general Instructions go to: http://www.sec.gov/divisions/corpfin/forms/form4.htm